UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          The Seibels Bruce Group Inc.
                                (NAME OF ISSUER)

                     Common Stock, $1.00 Par Value Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   816006-10-0
                                 (CUSIP NUMBER)

                              Mr. Charles H. Powers
                                  (843)661-1941
                          2419 Summer Street Extension
                               Florence, SC 29502
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                    Copy To:

                          Francisco G. Llaca, Jr., Esq.
                                    Suite 720
                             25 S. E. Second Avenue
                                 Miami, FL 33131
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 816006-10-0                                                     Page 2
                                         SCHEDULE 13D

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1                 NAME OF REPORTING PERSONS

                  Charles H. Powers
------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]
                                                                      (b)   [x]
-------------------------------------------------------------------------------
3                 SEC USE ONLY


-------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
-------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES
BENEFICIALLY                 2,093,801
OWNED BY
EACH
REPORTING
PERSON WITH
                  ------------------------------------------------------------
                  8          SHARED VOTING POWER


                  ------------------------------------------------------------
                  9          SOLE DISPOSITIVE POWER

                             1,531,301
                  ------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                             562,500
------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,093,801
------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES ( )

-------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.7%
-------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 816006-10-0                                                     Page 3
                                         SCHEDULE 13D

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1                 NAME OF REPORTING PERSONS

                  Walker S. Powers
------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]
                                                                      (b)   [x]
-------------------------------------------------------------------------------
3                 SEC USE ONLY


-------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
-------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES
BENEFICIALLY                 363,750
OWNED BY
EACH
REPORTING
PERSON WITH
                  ------------------------------------------------------------
                  8          SHARED VOTING POWER


                  ------------------------------------------------------------
                  9          SOLE DISPOSITIVE POWER

                             251,250
                  ------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                             112,500
------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  363,750
------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES ( )

-------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.7%
-------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 816006-10-0                                                     Page 4
                                         SCHEDULE 13D

------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSONS

                  Jane E. Huggins
------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]
                                                                      (b)   [x]
-------------------------------------------------------------------------------
3                 SEC USE ONLY


-------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
-------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                  ------------------------------------------------------------
                  8          SHARED VOTING POWER

                             90,624
                  ------------------------------------------------------------
                  9          SOLE DISPOSITIVE POWER


                  ------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                             90,624
------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  90,624
------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES ( )

-------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2%
-------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 816006-10-0                                                     Page 5
                                         SCHEDULE 13D

------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSONS

                  Rex W. Huggins
------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [ ]
                                                                      (b)   [x]
-------------------------------------------------------------------------------
3                 SEC USE ONLY


-------------------------------------------------------------------------------
4                 SOURCE OF FUNDS

                  PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

-------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
-------------------------------------------------------------------------------
NUMBER OF         7          SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                  ------------------------------------------------------------
                  8          SHARED VOTING POWER

                             90,624
                  ------------------------------------------------------------
                  9          SOLE DISPOSITIVE POWER


                  ------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                             90,624
------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  90,624
------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES ( )

-------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.2%
-------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------

CUSIP No. 816006-10-0                                                     Page 6

        This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned Reporting Person to amend the Schedule 13D filed with the Securities and Exchange commission (the "Commission") on October 3, 1996, as amended (as amended, the "Schedule 13D") relating to shares of common stock, par value $1.00 per share (the "Shares") of The Seibels Bruce Group Inc., a South Carolina corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

        Since the date of Amendment No. 1 to the Schedule 13D, Charles H. Powers has acquired 203,000 Shares which were purchased by Charles H. Powers for an aggregate purchase price (excluding commission) of $821,285, which amount was provided from his working capital.

        Since the date of Amendment No. 1 to the Schedule 13D, neither Walker Powers, Jane Huggins, nor Rex Huggins have acquired any Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 to Schedule 13D is hereby amended, in pertinent part, as follows:

        (a)-(b) As of the close of the business day on December 15, 1998, Charles H. Powers directly owned in the aggregate 1,530,301 Shares, which represents approximately 19.7% of the 7,774,852 Shares outstanding as of November 6, 1998, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "Outstanding Shares"). Charles H. Powers has the sole power to vote or direct the vote of all the Shares, and the sole power to dispose or to direct the disposition of 1,531,301 Shares and the shares power to dispose or to direct the disposition of 562,500 Shares.

        By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Charles H. Powers, Walker Powers, Jane Huggins and Rex Huggins may be deemed to be a "group." By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these individuals may be deemed to own all the Shares beneficially owned by Charles H. Powers, Walker Powers, Jane Huggins and Rex Huggins. Mr. Charles H. Powers, Walker Powers, Jane Huggins and Rex Huggins do not affirm the existence of such a group and disclaim beneficial ownership of Shares directly held by each individual.

        Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5 (a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5 (a)-(b).

        Except as set forth herein, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

CUSIP No. 816006-10-0                                                     Page 7

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1-1. Joint Filing Agreement. The original was filed with Amendment 1 to the Schedule 13D on May 18, 1998. A copy of the original is attached hereto as Exhibit 1-1.

CUSIP No. 816006-10-0                                                     Page 8


                                    SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1998



                                            /S/  CHARLES H. POWERS
                                            -----------------------------------
                                            Charles H. Powers

CUSIP No. 816006-10-0                                                     Page 9


                                  EXHIBIT INDEX

          EXHIBIT           DESCRIPTION
          -------           -----------

            1.1 Joint Filing Agreement. The original was filed with Amendment 1 to the Schedule 13D on May 18, 1998. A copy of the original is attached hereto as Exhibit 1.1.